                                                               Page 1 of 7 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                      TRUMP HOTELS & CASINO RESORTS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   898168109
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Daniel D. Rubino, Esq.
                           Willkie Farr & Gallagher
                              One Citicorp Center
                             153 East 53rd Street
                         New York, New York 10022-4669
                                (212) 821-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 17, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         13D                          Page 2 of 7 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DONALD J. TRUMP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY



4  SOURCE OF FUNDS*

        OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT      [ ]
   TO ITEMS 2(d) OR 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        7  SOLE VOTING POWER

                  12,100,706

        8  SHARED VOTING POWER

                   3,618,542

        9  SOLE DISPOSITIVE POWER

                  12,100,706

       10  SHARED DISPOSITIVE POWER

                   3,618,542

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,719,248

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.7%

14  TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.                         13D                          Page 3 of 7 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TRUMP CASINOS, INC.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY



4  SOURCE OF FUNDS*

        OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT      [ ]
   TO ITEMS 2(d) OR 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        7  SOLE VOTING POWER

                  O

        8  SHARED VOTING POWER

                  1,407,017

        9  SOLE DISPOSITIVE POWER

                  0

       10  SHARED DISPOSITIVE POWER

                  1,407,017

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,407,017

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.8%

14  TYPE OF REPORTING PERSON*

        CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.                         13D                          Page 4 of 7 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TRUMP CASINOS II, INC.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY



4  SOURCE OF FUNDS*

        OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT      [ ]
   TO ITEMS 2(d) OR 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        7  SOLE VOTING POWER

                  0

        8  SHARED VOTING POWER

                  2,211,250

        9  SOLE DISPOSITIVE POWER

                  0

       10  SHARED DISPOSITIVE POWER

                  2,211,250

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,211,250

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.8%

14  TYPE OF REPORTING PERSON*

        CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 5 of 7 Pages


          This Amendment No. 3 amends Amendment No. 2 filed by Mr. Donald J. Trump, Trump Casinos, Inc. and Trump Casinos II, Inc. on October 15, 1996 ("Amendment No. 2"), and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 2.

                              ___________________
          1.  Item 5 is hereby amended by deleting the second full paragraph of
Item 5 and replacing it with the following paragraph:

          The Reporting Persons have been advised by the Company that the total number of shares of Common Stock outstanding as of March 20, 1997 is 22,890,090 shares (the "Outstanding Shares").

          2. Item 5 is further amended by deleting the seventh and eighth columns of the table set forth immediately after the second full paragraph of
Item 5 and replacing it with the following columns:

Adjusted Number of Shares    Percent of Shares
Outstanding                  Beneficially Owned
-------------------------    ------------------
       38,608,813/3/         40.7%
       24,297,107/6/         5.8%
       25,101,340/7/         8.8%

                                                               Page 6 of 7 Pages

          3. Item 6 is hereby amended by adding the following paragraph immediately after the eleventh full paragraph of Item 6:

          On March 17, 1997, Mr. Trump and DLJ amended the DLJ Pledge Agreement and Mr. Trump pledged to DLJ an additional (i) 5.25502% limited partnership interest in the Partnership (the "Trump/DLJ Additional Limited Partnership Interest") and (ii) 30 shares of Mr. Trump's Class B Stock, representing a voting power in the Company equal to the number of shares of Common Stock issuable upon the exchange of the Trump/DLJ Additional Limited Partnership Interest.

          4.  Item 7 is hereby amended by adding the following new Exhibit:

          Exhibit VI.IV:  Amendment to Pledge and Security Agreement among
          -------------
Donald J. Trump, Trump Casinos, Inc. and Donaldson Lufkin & Jenrette, Inc., dated March 17, 1997.

                                                               Page 7 of 7 Pages

          After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 25, 1997



                                           /s/Donald J. Trump
                                         ----------------------
                                            Donald J. Trump


                                    TRUMP CASINOS, INC.


                                    By:  /s/ Donald J. Trump
                                         -------------------
                                     Name:  Donald J. Trump
                                     Title: Sole Director,
                                             President and
                                             Treasurer


                                    TRUMP CASINOS II, INC.


                                    By:  /s/ Donald J. Trump
                                         -------------------
                                     Name:  Donald J. Trump
                                     Title: Sole Director,
                                             President and
                                               Treasurer